21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, People’s Republic of China 518040 Tel.: (+86) 755 -8370-8333 Fax: (+86) 755-8370-9333

February 5, 2008

By EDGAR Transmission and by Hand Delivery

Mark P. Shuman
Branch Chief – Legal
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:

China Public Security Technology, Inc.
Registration Statement on Form SB-2
Filed November 21, 2007
File No. 333-147592

Dear Mr. Shuman:

We hereby submit the following response of China Public Security Technology, Inc. (the "Company"), to the verbal comments of the staff ("Staff") of the Securities and Exchange Commission (the "Commission") on January 25, 2008, regarding the financial information provided in the above referenced Registration Statement on Form SB-2 (the "Registration Statement") filed by the Company.

We understand and agree that:

-

the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

-

the Company’s comments or changes to disclosures in response to the comments of the Commission do not foreclose the Commission from taking any action on the filings; and

-

the Company may not assert the Commission’s comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

1.

Please make a clear, affirmative statement that the acquisition of Bocom Technology is not a significant acquisition for the Company for purposes of Item 310(c)(3)(iv) of Regulation S-B, in light of the pro forma assets of the Company and Fortune Fame combined.

Response:

Reference is made to our letter to the Commission, dated January 17, 2008, regarding the circumstances surrounding our acquisition of Fortune Fame International Investment Limited, a Hong Kong company, and its Chinese operating subsidiary, Information Security Development Technology (Shenzhen) Company Ltd. (together referred to herein as "Fortune Fame") and our planned acquisition of Bocom Multimedia Display Company Limited, a Hong Kong company, and its wholly-owned Chinese subsidiary, Shenzhen Bocom Multimedia Display Technology Co. Ltd. ("Bocom Technology").

Mark P. Shuman
February 5, 2008

The filed pro forma financial information of the Company shows $46,831,818 in total assets at September 30, 2007 for the Company and Fortune Fame combined. Accordingly, we hereby confirm that the Company’s acquisition of Bocom Technology in 2008 will not be a significant event for the Company, for purposes of Item 310(c)(3)(iv) of Regulation S-B.

The aggregate purchase price for Bocom Technology will be $18,000,000 and our pro forma Balance Sheet in our amended Fortune Fame 8-K filing on January 14, 2008, shows $46,831,818 in total assets for the combined Company at September 30, 2007. We anticipate that our audited consolidated assets for fiscal year 2007 will not be materially different from these pro forma amounts. When viewed in light of the total assets of the combined company, the assets and income of Bocom Technology do not meet the 50% test set forth in Item 310(c)(3)(iv) of Regulation S-B and the financial information of Bocom Technology are not be required to be included in the Registration Statement.

[Remainder of Page Left Blank Intentionally]

Mark P. Shuman
February 5, 2008

If you would like to discuss this request or if you would like to discuss any other matters, please contact Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

CHINA PUBLIC SECURITY TECHNOLOGY, INC.

By: /s/ Jiang Huai Lin
Jiang Huai Lin
President and Chief Executive Officer